Exhibit 99.1

ADDENDUM No . 01 TO CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] signed between ASOCIACIÓN DE MINEROS GUAYABALES and MINERALES PROVENZA S . A . S . Among the undersigned, namely, on the one hand, NATALIA ANDREA HERNANDEZ ARIAS , identified as it appears under her signature, acting in her capacity as first alternate to the legal representative of MINERALES PROVENZA S . A . S , (hereinafter "PROVENZA"), in accordance with the attached certificate of incorporation and legal representation ; and on the other hand, [Redacted – Confidential Information] , identified as it appears under his signature, acting in his capacity as legal representative of ASOCIACIÓN DE MINEROS GUAYABALES (hereinafter "GUAYABALES" ), duly authorized by the associates and in accordance with the attached certificate of incorporation and representation ; we have agreed to sign this Addendum No . 01 to the CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] , which shall be governed by the following clauses : FIRST CLAUSE : Modify the date on which MINERALES PROVENZA must make the first payment specified in "Sixth Clause - Payments" of the CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] in favor of GUAYABALES, and it shall read as follows : "Sixth Clause - Payments : The payments that GUAYABALES will receive from PROVENZA under this contract, the OPTION and eventual transfer of ownership of the CONCESSION , will be made as follows : 6.1. Phase 1: The total value of Phase 1 is TWO MILLION UNITED STATES DOLLARS (USD 2,000,000), payable as follows: Amount Enforceability Installment No. USD 350,000" July 17, 2020 1 SECOND CLAUSE : Modify the content of the "Twentieth Clause - Execution" of the CONTRACT FOR THE OPTION TO ASSIGN MINING CONCESSION CONTRACT [Redacted – Commercially Sensitive Information] , in favor of GUAYABALES, which will be as follows : "Twentieth Clause - Execution" : This Contract is understood to be executed with the signature of this instrument by the parties, accompanied by the authorization of the associates to the legal representative of Asociación de Mineros de Guayabales, by PROVENZA to its legal representative for the signing of this contract . After that, the Certificate of Commencement of the contract will be signed in which it will be stated, among others, payment made by PROVENZA in favor of GUAYABALES with its respective support, registration of the pledge of the concession in favor of MINERALES PROVENZA , delivery of the Work and Construction Program (PTO) and Environmental Management Plan (PMA) in force at the time of signing . All the annexes will be an integral part of the contract . THIRD CLAUSE : The other clauses of the Main Contract remain unchanged and continue in force until its termination . 108707 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 28/03/2026

108708 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 28/03/2026

FOURTH CLAUSE. The signature of the parties is required for the legalization of this Addendum No. 01. In witness whereof, it is signed in Supía on 09 July 2020 and shall be printed in two identical copies with the same probative value. By ASOCIACIÓN DE MINEROS DE GUAYABALES By MINERALES PROVENZA S.A.S. [Signed] [Fingerprint] [Redacted – Confidential Information] ID Card No. [Redacted – Confidential Information] Legal Representative [Signed] [Fingerprint] NATALIA ANDREA HERNANDEZ ARIAS ID Card No. [Redacted – Confidential Information] Alternate Legal Representative 108709 Scan QR to verify/Escanear QR para verificar. Translation date/Fecha de traduccion: 28/03/2026